[redacted]

14048454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-10438 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MANHATTAN CO.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

399 Park Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl M. Kallem 212-756-3155 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

# OATH OR AFFIRMATION

I, Cheryl M. Kallem and I, Neal K. Stearns, swear (or affirm) that, to the best of our knowledge and belief the accompanying consolidated statement of financial condition pertaining to the firm of First Manhattan Co. (the "Company"), as of December 31, 2013, is true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

---

Cheryl M. Kallem
Senior Managing Director

Neal K. Stearns
Senior Managing Director

Notary Public

LAURA B. MARINO
Notary Public, State of New York
No. 01MA4899870
Qualified in New York County
Commission Expires September 10, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Consolidated Statement of Financial Condition

First Manhattan Co.
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Building a better
working world

First Manhattan Co.

Consolidated Statement of Financial Condition

December 31, 2013

## Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

# Report of Independent Registered Public Accounting Firm

The Partners
First Manhattan Co.

We have audited the accompanying consolidated statement of financial condition of First Manhattan Co. (the "Company") as of December 31, 2013, and the related notes to the consolidated statement of financial condition.

## Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of First Manhattan Co. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2014

# First Manhattan Co.

## Consolidated Statement of Financial Condition

December 31, 2013
*($ in thousands)*

| | | |
|---|---|---|
| **Assets of First Manhattan Co.** | | |
| Cash in banks | $ | 3,783 |
| Receivable from clearing broker, net | | 481 |
| Investment advisory fees receivable | | 10,006 |
| Investments in U.S. Government securities owned by the Company, at fair value | | 27,997 |
| Other marketable securities, at fair value | | 8,121 |
| Secured demand notes receivable, fully collateralized | | 8,972 |
| Fixed assets, net | | 6,725 |
| Other assets | | 2,047 |
| | | 68,132 |
| **Assets of consolidated investment entities** | | |
| Investments in readily marketable securities, at fair value (cost $324,059) | | 491,057 |
| Investments in non readily marketable securities, at fair value (cost $21,926) | | 21,212 |
| Due from brokers, net | | 58,049 |
| Derivative contracts, at fair value | | 3,296 |
| Other assets | | 1,165 |
| | | 574,779 |
| **Total assets** | $ | 642,911 |
| **Liabilities and net worth** | | |
| **Liabilities of First Manhattan Co.** | | |
| Accounts payable and accrued expenses | $ | 14,925 |
| Secured demand notes | | 8,972 |
| | | 23,897 |
| **Liabilities of consolidated investment entities** | | |
| Redemptions payable to non controlling interest holders | | 34,256 |
| Accounts payable | | 361 |
| | | 34,617 |
| **Total liabilities** | | 58,514 |
| **Net worth** | | |
| Net worth attributable to First Manhattan Co. | | 47,401 |
| Non controlling interests in consolidated investment entities | | 536,996 |
| **Total net worth** | | 584,397 |
| **Total liabilities and net worth** | $ | 642,911 |

*See accompanying notes.*

First Manhattan Co.

Notes to Consolidated Statement of Financial Condition

December 31, 2013
*($ in thousands)*

## 1. Organization and Consolidation Policy

First Manhattan Co. ("FMC" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of providing investment advisory and securities brokerage services. The Company has entered into a fully disclosed clearing agreement with Pershing LLC ("Pershing") pursuant to which Pershing provides certain clearing and related functions. Under this arrangement, Pershing, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its customers. The Company is a New York limited partnership, the sole general partner of which is First Manhattan LLC, a New York limited liability company.

The accompanying consolidated statement of financial condition includes the accounts of the Company and those FMC Investment Entities ("Investment Entities") which are consolidated into FMC, notwithstanding the fact that FMC may have only a partial economic interest in the Investment Entities. Consequently, the Company's consolidated statement of financial condition reflects the assets and liabilities of FMC and the Investment Entities on a consolidated basis.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation*, FMC consolidates those Investment Entities in which it has a substantive interest, or in which it is the primary beneficiary of a variable interest entity, as defined. In addition, the Company consolidates those Investment Entities it controls through a majority voting interest or otherwise, including those Investment Entities in which the general partner is presumed to have control over the Investment Entities.

The ownership interests in the Investment Entities not owned by the Company are reflected as non controlling interests in Investment Entities in the consolidated statement of financial condition. Investments of $420 by FMC in the Investment Entities have been eliminated in consolidation. Investment advisory fees receivable from the Investment Entities of $2,746 have been eliminated in consolidation. The consolidation of the Investment Entities has no effect on FMC's net worth.

Non controlling interests in certain Investment Entities are subject to withdrawal or redemption restrictions. At December 31, 2013, $21,632 is currently subject to withdrawal or redemption restrictions in excess of one year. When permitted redemptions become payable to non controlling investors on a current basis, they are classified as redemptions payable in the consolidated statement of financial condition.

*($ in thousands)*

## 1. Organization and Consolidation Policy (continued)

The Company has retained the specialized accounting for the Investment Entities in accordance with ASC 810-10-25-15, *Retention of Specialized Accounting for Investments in Consolidation*. Accordingly, the Company reports the investments of the Investment Entities on the consolidated statement of financial condition at their estimated fair value (see Note 8). Additionally, various disclosures relevant to the Investment Entities, specifically the Investment Entities' investment activities and holdings, have been included in the footnotes on a consolidated basis.

The Company is the investment advisor to three Investment Entities not included in the consolidated statement of financial condition. At December 31, 2013, 23% of investment advisory fees receivable was attributable to these Investment Entities.

## 2. Significant Accounting Policies

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition.

The consolidated statement of financial condition has been prepared in accordance with U.S. GAAP, as codified in the ASC and set forth by the FASB. Significant accounting policies are as follows:

The Company records all transactions on a trade date basis. Investments owned are carried at market value, which generally is the last trade for listed securities, or the closing bid for over the counter securities, or at fair value, as determined by management. Investments in securities which are non readily marketable, included in Investment Entities, have a fair value of $21,212 at December 31, 2013 in accordance with management's estimates and assumptions.

Fixed assets are stated at cost, less accumulated depreciation and amortization. The estimated useful lives of the assets are five years for equipment and seven years for furniture and fixtures. Leasehold improvements include landlord incentives of $3,479. The estimated useful life of leasehold improvements is 12 years.

**2. Significant Accounting Policies (continued)**

The fair value of the Company's and Investment Entities' assets and liabilities approximates the carrying amount presented in the consolidated statement of financial condition.

Assets and liabilities of Investment Entities denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange at December 31, 2013.

**3. Receivable from Clearing Broker, Net and Due from Brokers, Net**

Receivable from clearing broker, net represents cash maintained at Pershing, commissions and ticket charges earned as an introducing broker for the transactions of its customers, net of clearing and related expenses, and interest receivable.

Due from brokers, net for Investment Entities consists of cash and margin balances, dividends receivable, and receivables for unsettled transactions.

**4. Taxes**

The Company is a partnership and therefore is not subject to federal, state and local income taxes, but it is subject to the New York City unincorporated business tax. For each of the Investment Entities which is a partnership, each partner is responsible for the tax liability or benefit related to his distributive share of taxable income or loss for federal, state, and local income tax purposes. Accordingly, no provision for federal, state and local income tax has been provided in the accompanying consolidated statement of financial condition.

The Company has determined that there are no uncertain tax positions at either FMC or the Investment Entities.

**5. Secured Demand Notes**

Secured demand notes from limited partners of FMC (maturing January 31, 2022) are collateralized by marketable securities and cash. By agreement, collateral in excess of the face amount of the notes, amounting to $8,121, has also been contributed as capital by the limited partners.

*($ in thousands)*

## 6. Regulatory Capital and Other Information

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2013, the Company had net capital, as defined, of approximately $29,482, which exceeded the minimum net capital requirement by approximately $29,232.

The Company's consolidated statement of financial condition has been prepared on the basis of U.S. GAAP and certain financial statement classifications differ from classifications prescribed by the SEC's general instructions to Form X-17a-5. Under such general instructions, the non controlling interests in Investment Entities are classified as a liability on the consolidated Form X-17a-5. The Company's consolidated statement of financial condition includes such interests as a component of net worth. The remaining differences between the consolidated statement of financial condition and the consolidated Form X-17a-5 relate to the elimination of intercompany balances and other immaterial differences. Total assets, liabilities and partners' capital on the Form X-17a-5 totaled $638,747, $591,346, and $47,401, as compared to $642,911, $58,514, and $584,397 in the consolidated statement of financial condition.

## 7. Investments

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date (an exit price). The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy for the inputs used in valuation models and techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value

**7. Investments (continued)**

might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

FASB Accounting Standards Update ("ASU"), 2010-06, *Improving Disclosures about Fair Value Measurements*, which amends ASC 820, requires entities to disclose separately the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, the reasons for any transfers in or out of Level 3, and information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition, ASU 2010-06 amends ASC 820 to clarify that reporting entities are required to provide fair value measurement disclosures for each "class" of assets and liabilities.

Level 1 inputs are quoted prices occurring on an arm's length basis in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

*($ in thousands)*

**7. Investments (continued)**

The following table summarizes the valuation of the Company's investments within the fair value hierarchy levels as of December 31, 2013:

| | FMC | |
|---|---|---|
| | Investments in U.S. Government Securities | Other Marketable Securities |
| Level 1 | $ 27,997 | $ 3,684 |
| Level 2 | – | 4,437 |
| Level 3 | – | – |
| | $ 27,997 | $ 8,121 |

| | Investments Owned by Investment Entities | | |
|---|---|---|---|
| | | | Derivative Contracts |
| | Marketable | Non Readily Marketable | Forward Currency Contracts |
| Level 1 | $ 491,057 | $ – | $ – |
| Level 2 | – | – | 3,296 |
| Level 3 | – | 21,212 | – |
| | $ 491,057 | $ 21,212 | $ 3,296 |

Marketable equities and U.S. Treasury Bills owned by Investment Entities are valued at quoted prices in active markets for identical instruments.

Corporate bonds and municipal bonds are valued using dealer quotes, bond market activity, and other marketable observable movements.

Investments in non readily marketable securities include private equity investments in private banks. The Company has developed a proprietary valuation model that uses the market approach to value these investments, by applying certain key multiples of comparable companies in an active market to the Investment Entities' private investments in order to approximate fair market value. The primary metrics utilized by the Investment Entities are the price to tangible book value, premium on deposits, and price to earnings ratios.

*($ in thousands)*

**7. Investments (continued)**

The table below reconciles investments owned by Investment Entities in which significant unobservable inputs (Level 3) were used in determining fair value:

| | | Investments in Non Readily Marketable Securities |
|---|---|---|
| Balance, January 1, 2013 | $ | 17,968 |
| Change in unrealized appreciation | | 4,654 |
| Purchases | | 744 |
| Sales | | (1,000) |
| Transfers out | | (1,154) |
| Balance, December 31, 2013 | $ | 21,212 |

Transfers out of Level 3 during 2013 occurred as a result of an acquisition of a private security holding by a publicly traded company. At December 31, 2013, the investment is valued at quoted prices in an active market (Level 1).

*($ in thousands)*

**8. Schedule of Investments**

The following table presents information about the investments in securities at fair value and financial instruments of the Investment Entities as of December 31, 2013.

| | Shares/ Principal | | Fair Value | Percent of Net Assets |
|---|---|---|---|---|
| **Investments in readily marketable securities, at fair value** | | | | |
| **Equity securities – healthcare** | | | | |
| United States: | | | | |
| Forest Laboratories Inc. | 607,900 | $ | 36,492 | 6.2% |
| Medtronic Inc. | 910,100 | | 52,231 | 8.9 |
| Vivus Inc. | 5,531,275 | | 50,224 | 8.6 |
| Other | 9,328,374 | | 160,848 | 27.6 |
| Total United States (cost $181,236) | 16,377,649 | | 299,795 | 51.3 |
| Ireland: | | | | |
| Covidien PLC (cost $22,655) | 523,400 | | 35,644 | 6.1 |
| Japan | | | | |
| Nippon Shinyaku | 1,597,500 | | 31,150 | 5.3 |
| Other | 1,153,600 | | 25,525 | 4.4 |
| Total Japan (cost $35,706) | 2,751,100 | | 56,675 | 9.7 |
| Spain: | | | | |
| Other (cost $2,746) | 330,196 | | 5,391 | 0.9 |
| Switzerland: | | | | |
| Other (cost $6,184) | 42,087 | | 11,818 | 2.0 |
| United Kingdom: | | | | |
| Other (cost $12,865) | 279,500 | | 16,594 | 2.9 |
| **Total healthcare equity securities (cost $261,392)** | 20,303,932 | | 425,917 | 72.9% |
| **Equity securities – banking** | | | | |
| United States: | | | | |
| Other (cost $14,337) | 1,749,181 | | 16,807 | 2.9 |
| **Total equity securities (cost $275,729)** | 22,053,113 | $ | 442,724 | 75.8% |

*($ in thousands)*

## 8. Schedule of Investments (continued)

| | Principal | Fair Value | Percent of Net Assets |
|---|---|---|---|
| **U.S. Treasury Bills** | | | |
| Treasury Bill due 06/26/2014 | $ 33,000 | $ 32,987 | 5.6% |
| Other | 15,350 | 15,346 | 2.6 |
| **Total U.S. Treasury Bills (cost $48,330)** | 48,350 | 48,333 | 8.2% |
| **Total investments in readily marketable securities, at fair value (cost $324,059)** | | $ 491,057 | 84.0% |

| | Shares | Fair Value | Percent of Net Assets |
|---|---|---|---|
| **Investments in non readily marketable securities** | | | |
| **Equity securities – banking** | | | |
| United States: | | | |
| Other (cost $21,926) | 2,382,027 | $ 21,212 | 3.6% |
| **Total investments in non readily marketable securities (cost $21,926)** | 2,382,027 | $ 21,212 | 3.6% |

| | Fair Value | Percent of Net Assets |
|---|---|---|
| **Derivative contracts** | | |
| **Unrealized gain on forward currency contracts** | $ 3,296 | 0.6% |
| **Total derivative contracts** | $ 3,296 | 0.6% |

## 9. Derivative Contracts

In the normal course of business, the Investment Entities enter into trading activities which may include forward currency contracts, options, swaps and other derivatives. Derivative instruments may be used to hedge portfolio investments or to generate income to the Investment Entities. Derivatives are not accounted for as hedging instruments.

*($ in thousands)*

**9. Derivative Contracts (continued)**

Derivative financial instruments base their value upon an underlying asset, index or reference rate. These instruments are subject to various risks, including market, credit, liquidity and operational risks. Changes in the market value of these instruments subsequent to year-end may be in excess of amounts recognized in the Company's consolidated statement of financial condition. The Company manages the risks associated with its trading as part of its overall risk management policies.

Derivative contracts on the December 31, 2013 consolidated statement of financial condition include unrealized gains on forward currency contracts of $3,296.

**10. Commitments and Contingent Liabilities**

The Company leases office space in New York City under an operating lease expiring December 2024. The lease is secured by an irrevocable standby letter of credit in the amount of $2.4 million.

Aggregate future minimum annual rental payments for the years subsequent to December 31, 2013 are approximately as follows:

| | | |
|---|---|---|
| Year ending December 31: | | |
| 2014 | $ | 5,054 |
| 2015 | | 4,480 |
| 2016 | | 4,301 |
| 2017 | | 4,301 |
| 2018 and thereafter | | 33,249 |
| Total | $ | 51,385 |

**11. Indemnifications**

The Company has agreed to indemnify Pershing for losses that Pershing may sustain from customer accounts introduced by the Company. At December 31, 2013, these accounts were fully collateralized by securities of such customers, thereby reducing the associated risk. The Investment Entities enter into contracts that contain a variety of indemnifications; the maximum exposure for each Investment Entity under these arrangements is unknown. However, the Investment Entities have not had prior claims or losses pursuant to these contracts, and believe any risk of loss to be remote.

**12. Concentration of Credit Risk**

The Company and its Investment Entities are engaged in various trading, brokerage and custodial activities with brokers. In the event those brokers do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as deemed necessary, the credit standing of each broker.

**13. Subsequent Events**

The Company has evaluated subsequent events through the date of issuance of the consolidated statement of financial condition, and has determined that no subsequent events have occurred that would require disclosure in the consolidated statement of financial condition or accompanying notes.

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